UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson Appoints Omar Abbosh as Chief Executive Officer

Andy Bird to retire

20th September 2023

The Board of Pearson plc today announces the appointment of Omar Abbosh as its new Chief Executive Officer and Executive Director, effective early 2024. Omar Abbosh will succeed Andy Bird, who has decided to retire as CEO of Pearson.

Omar Abbosh is a highly regarded global leader with over 30 years of experience in enterprise technology driving substantial growth, strategy and transformation for leading multinational companies. He has a deep understanding of the dynamic business and technology landscape having helped to shape and execute successful strategies in a world of disruption. Omar is President of Microsoft's Industry Solutions business with direct responsibility for driving sales, service and solutions across Microsoft's largest global customers. He leads industry and technical business units including strategy, engineering, partnering and sales teams that shape product road maps and strategic campaigns across industries. Prior to Microsoft, he spent three decades at Accenture in numerous senior leadership roles, including Chief Strategy Officer and ultimately as Chief Executive of the global Communications, Technology and Media business. Omar also serves as a member of the Board of Zuora Inc, a NYSE listed, enterprise SaaS company.

Omid Kordestani, Chair of Pearson, said: "On behalf of the Board and the Pearson team, I would like to thank Andy for his outstanding leadership over the last three years. Andy has implemented an ambitious vision and strategy for the company and has successfully transitioned Pearson into a consumer-focused business, orientated around lifelong learning. He has driven substantial cultural and organisational change and delivered consistently strong financial performance. With Pearson on firm foundations and with a trajectory for growth, Andy feels now is the right time to hand the reins to a successor."

"The Board is delighted, having conducted a thorough selection process, to appoint Omar Abbosh as our new Chief Executive. Omar is an inspirational, dynamic and growth orientated leader with deep commercial, technology and operational expertise focused on delivering high quality services and products across diverse markets and customer sets. He has extensive experience in creating and executing strategies to enable companies to harness technology and succeed in a world of disruptive change. He shares our values and our ambition and has a strong track record of execution.  The Board and I look forward to working with Omar as we accelerate our strategy and continue to deliver value for all our stakeholders."

Omar Abbosh said: "I am honoured to have been appointed as the next Chief Executive of Pearson. The Company is at an exciting stage of its growth journey in markets that are increasingly digital. I look forward to building on the strategic growth opportunities, along with the leadership team, placing Pearson in the vanguard of lifelong learning. Education and learning are fundamental to help people progress through their lives and I am thrilled to work with our customers and partners to build on Pearson's heritage and deliver on the next chapter for all our stakeholders. This is a truly vital mission."

Andy Bird said: "It has been an enormous privilege to lead Pearson through a period of significant change over the last three years. The business is now firmly established as a digital-first learning company, with technology driving significant growth. It is re-focused around the learner and lifelong learning, with a stronger culture and increased emphasis on accountability and execution. We are well positioned for future growth with a clear vision and a strong management team to deliver it. I am confident that Omar has the right skillset and experience to take Pearson forward."

There is no further information to be declared in accordance with LR 9.6.13.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014.

- ENDS -

Remuneration package disclosure

Omar Abbosh's remuneration arrangements are consistent with the remuneration policy approved by shareholders in April 2023. The principal elements are as follows:

●	An annual base salary of £1,000,000;
●	An annual cash allowance of 16% of base salary in lieu of pension; in line with the maximum available company pension contribution for UK employees of a similar age;
●	Participation in Pearson's performance based Annual Incentive Plan (AIP) from 2024, with a maximum annual opportunity of 300% of base salary and a target bonus equal to 50% of the maximum opportunity;
●	From 2024, participation in the performance based Pearson Long Term Incentive Plan with an annual face value of 450% of base salary;
●
In addition, Pearson will compensate Omar for remuneration he will forgo as a result of resigning from his current role on a like-for-like basis.  This will consist of a cash payment in lieu of his annual bonus expected to be £249,050 covering the 6 months between the end of his current employer's financial year end and the beginning of his eligibility for Pearson's AIP in 2024; and an award of restricted shares of equivalent value to a  maximum of 50,813 Microsoft shares, determined by the average Microsoft share price at an average FX rate over a 3 month period, which will vest annually in three equal tranches to match the awards forgone. This maximum share award has value of approximately £13m at current share price and FX.

Omar will be subject to the ongoing shareholding policy that currently requires him to build up a shareholding of Pearson shares with a market value of 4.5x salary.

Further details of Omar's remuneration will be disclosed as appropriate in the 2023 annual report.

The remuneration arrangements in relation to Andy Bird's departure from Pearson will be disclosed on Pearson's website at the appropriate time in accordance with section 430(2B) of the Companies Act 2006.

Contacts
Investor Relations	Jo Russell James Caddy	+44 (0) 7785 451 266 +44 (0) 7825 948 218
	Gemma Terry Brennan Matthews	+44 (0) 7841 363 216 +1 (332) 238 8785
Teneo	Charles Armitstead	+44 (0) 7703 330 269
	Laura Howe	+1 (202) 748 3284

Notes
Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearsonplc.com). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 20 September 2023
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary